Exhibit 99.5

CERTIFICATE of Qualified Person

I, Matthew Varvari, FAusIMM, do hereby certify as follows:

1.	I am Vice President, Technical Services of Golden Star Resources Ltd. (“GSR”), 2nd Floor, 161 Brompton Road, Knightsbridge, London, SW3 1QP.
2.	I am an author of “NI 43-101 Technical Report on the Wassa Gold Mine, Mineral Resource & Mineral Reserve Update and Preliminary Economic Assessment of the Southern Extension Zone, Western Region, Ghana” (Technical Report) dated March 1, 2021 and having an effective date of December 31, 2020.
3.	I hold a Bachelor of Engineering (Mining) from the University of Queensland. I have 22 years experience working in and around underground and open pit mines, of which 16 have been in gold mines. I have worked in roles covering operations, production engineering, mine planning, management and studies. I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM) and my membership is in good standing (member number 112298).
4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
5.	I most recently inspected the Wassa Gold Mine in November 2020. I was on site for two (2) weeks.
6.	I am directly responsible for overall project management of the Technical Report and specifically, Sections 1-3, 6, 13, 15-19 and 21-27 of the Technical Report.
7.	I am employed by GSR, thus I am not independent of the issuer.
8.	I have had involvement with the Wassa Gold Mine since joining GSR in November 2019.
9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
10.	I have read NI 43-101, Form 43-101F1, and the Technical Report. The Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
11.	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 1st day of March, 2021.

“Matthew Varavari”

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Matthew Varvari, FAusIMM